APPOINTMENT OF SUB-SERVICING AGENT
DAILY TAX-EXEMPT MONEY FUND
 AGREEMENT dated as of December 30, 1991 between FMR Corp., a Massachusetts corporation with principal offices at 82 Devonshire Street, Boston, Massachusetts, Fidelity Service Co. (Service), a division of FMR Corp. with principal offices at 82 Devonshire Street, Boston, Massachusetts, and United Missouri Bank, N.A. (the Bank), with principal offices at 1010 Grand Avenue, Kansas City, Missouri.
 WHEREAS, the Bank has entered into a Service Agreement dated December 30, 1991 (the Agreement) with Daily Tax-Exempt Money Fund (the Fund), a Delaware business trust with principal offices at 82 Devonshire Street, Boston, Massachusetts, under which the Bank has assumed certain responsibilities, including (i) accounting relating to the Fund and all fund transactions of the Fund, (ii) the determination of net asset value per share of the outstanding shares of the Fund and the offering price, if any, at which shares are to be sold, at the times and in the manner described in the Trust Instrument of the Fund, as amended, and the Prospectus of the Fund, if any, the determination of daily net interest income, and the timely communication of such information to the person or persons designated by the Fund, (iii) maintaining the books of account of the Fund, and (iv) the recognition of, in conjunction with the Custodian, all corporate actions, including but not limited to, cash and stock distributions or dividends, stock split and reverse stock splits, taken by companies whose securities are held by the Fund; and
 WHEREAS, the Bank wishes to retain Service, and Service is willing, to carry out these functions on behalf of the Bank;
 NOW THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, Service and the Bank hereby agree as follows:
 1. The Bank hereby designates Service as its agent pursuant to Paragraph 7 of the Agreement to carry out all of the responsibilities and functions of the Bank under the Agreement (which is attached as Exhibit A hereto) and Service agrees to assume all of Bank's obligations thereunder (including its responsibilities for certain expenses, costs and other charges allocated to the Bank). The description of all responsibilities and functions included in the Agreement is incorporated herein as if set forth at length herein. Service agrees to act as such and to carry out the responsibilities set forth in the Agreement, upon the terms and conditions therein and hereinafter set forth and in accordance with the principles of principal and agent enunciated by the common law. The Bank agrees to supply Service with all documents, records and other information supplied to the Bank by the Fund pursuant to the Agreement.
 2. In full payment for Service's performance hereunder, the Bank agrees to pay to Service any and all compensation received from the Fund by the Bank pursuant to the Agreement and any written Schedules which may constitute attachments thereto (Schedules). The Bank shall undertake to collect from the Fund all compensation appropriately due and owing to it under the Agreement.
 3. The Bank is entitled to indemnification under the Amended Agreement in accordance with Paragraph 12. The Bank agrees to indemnify Service for Service's losses, claims, damages, liabilities, and expenses (including reasonable counsel fees and expenses) (losses) to the extent that the Bank is entitled to and receives indemnification from the Fund pursuant to Paragraph 12 of the Agreement in connection with the events upon which Service's indemnification claim is based. The Bank agrees to advise the Fund of any claim of Service for indemnification arising in connection with Service's activities in carrying out the responsibilities of the Bank as provided in this Agreement. Otherwise, the Bank shall not be required to indemnify Service in connection with Service's losses hereunder unless the Bank's own negligence, willful misconduct or bad faith contributed to such losses, and then only to the extent of the Bank's contribution thereto.
The Bank shall not be liable for any act or omission of Service in carrying out the responsibilities assigned to Service. Service shall hold the Bank harmless from any losses in connection with Agreement, except to the extent that such losses were contributed to by the Bank's own negligence, willful misconduct, or bad faith.
 4. Service represents and warrants that, to the best of its knowledge, the various procedures and systems that Service has implemented with regard to safeguarding from loss or damage attributable to fire, theft or any other cause (including provision for twenty-four hour a day restricted access) the Fund's blank checks, records, certificates, and other data and Service's records, data, equipment, facilities and other property used in the performance of its obligations hereunder are adequate and that it will make such changes therein from time to time as in its judgment are required for the secure performance of its obligations hereunder. Service shall review such systems and procedures on a period basis; and the Bank shall have no obligation to review these systems and procedures.
 5. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof. This agreement shall be construed and enforced in accordance with and governed by the laws of the Commonwealth of Massachusetts. This agreement may be executed simultaneously in two counterparts, each of which taken together shall constitute one and the same instrument.
 6. The Bank shall not agree to any agreement or waiver of the provisions of the Agreement without the written consent of Service. This agreement shall continue in effect until December 31, 1992 and thereafter as the parties may mutually agree; provided, however, that this agreement may be terminated at any time by six months' written notice given by Service to the Bank or by the Bank to Service; and further provided that this agreement may be terminated immediately at any time by the Bank in the event that the Agreement between the Fund and the Bank is terminated.
 7. Service and the Bank is hereby expressly put on notice of (i) the limitation of shareholder liability as set forth in the Trust Instrument of the Fund and (ii) of the provisions in the Trust Instrument permitting the establishment of separate series (or Portfolio(s)) and limiting the liability of each Portfolio to obligations of that Portfolio; the Bank hereby agrees that obligations assumed by the Fund pursuant to this Agreement are in all cases assumed on behalf of a particular Portfolio, and each such obligation shall be limited in all cases to that Portfolio and its assets. The Bank agrees that it shall not seek satisfaction of any such obligation from the shareholders or any individual shareholder of the Fund, nor from the Trustees or any individual Trustee of the Fund.
 IN WITNESS WHEREOF, the parties have duly executed this agreement as of the day and year first above written.
  FMR CORP.
 By /s/ Denis M. McCarthy
  Sr VP & CFO
UNITED MISSOURI BANK, N.A.  FIDELITY SERVICE CO.
By /s/ Duane E. Schempp By /s/ John P. Cotter Jr.
       Vice President  Sr Vice President